UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 3, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

Senior Mortgage Loan - Point Martin, LLC

On May 30, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, a first mortgage bridge loan with a maximum principal balance of $9,900,000 (the “Point Martin Senior Loan”). The borrower, Point Martin, LLC, a California limited liability company ("Point Martin"), used the loan proceeds to purchase 720,247 square feet of land entitled for 133 single-family homes located at Farrier Place and Steve Courter Way, Daly City, CA 94014 (the "Point Martin Property"). Point Martin’s original business plan was to obtain full, unappealable entitlements, and sell the Point Martin Property to a builder. Details of the loan acquisition can be found here.

On September 23, 2019, we reported that Point Martin had obtained unappealable entitlements for 133 townhomes for the Point Martin Property and executed a loan modification increasing the principal balance of the Point Martin Senior Loan by $6,000,000, to $15,900,000 (the “Point Martin Modified Senior Loan”). Details of this loan modification can be found here.

On May 3, 2021, Point Martin paid off the investment for the full amount of principal, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 11.0%. Point Martin repaid the Point Martin Modified Senior Loan by selling the property to a national homebuilder.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:          May 7, 2021